SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  September 15, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for September 15, 2004 Form 6-K

1.0

News Release dated September 15, 2004

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 20 - 2004

September 15, 2004
FOR IMMEDIATE RELEASE

AURIZON ACCELERATES DEVELOPMENT AT CASA BERARDI -
COMMENCES CONSTRUCTION OF SHAFT COLLAR

Aurizon Mines Ltd is pleased to announce that the C$9 million flow through financing completed in June 2004 has allowed the Company to accelerate the development of Casa Berardi in the second half of 2004.

Construction of the shaft collar at the West Mine area of the Casa Berardi Project has been awarded to the Talpa-Thyssen Joint Venture. A freezing plant is currently freezing the soil and overburden down to bedrock.  Engineering studies have indicated that freezing the surrounding ground down to bedrock, rather than a conventional cemented slurry wall approach, should significantly reduce the time and cost to build the 31 metre deep collar.  Collar construction should be completed in the fourth quarter, 2004.

Shaft preparation

The underground shaft work is progressing well. The pilot raises, located in the centre of the future shaft, are currently being driven from the 280 metre level and the 550 metre level.  A total of 200 metres of raising have been completed.

Underground development

The ramp to Zone 113 will be deepened so that the first level of production and multiple working headings can be reached earlier than scheduled.  A ventilation raise network, connecting the 550 metre ramp to the 280 metre track ventilation, will start this month to facilitate the ramping process.

Underground definition drill  program

The underground definition and infill drilling exploration program continues on Zone 113. Currently, three underground rigs are active on the 550 metre level, extending the infill drilling into the lower portion of the Zone.

SEPTEMBER 15, 2004
AURIZON ACCELERATES DEVELOPMENT AT CASA BERARDI –
COMMENCES CONSTRUCTION OF SHAFT COLLAR

Updated feasibility study

In March 2004, Aurizon announced that an Updated Feasibility Study had been awarded to Met-Chem Canada Inc.  The Feasibility Study is due to be completed in the fourth quarter of 2004.

Metallurgical testwork has been completed.  Updated geological models, detailed engineering of the underground and surface infrastructure, detailed mine planning and operating cost studies are in progress.

Additional Information

Photographs of the shaft collar are included in this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.